INVEST IN **FOREVER HOME MOVIE**

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A comedy/horror feature about a haunted house that demands you stay forever


FOREVER
HOME

phoenixpalmproductions.com Mesa AZ

Entertainment | Film | Media | Community | Art

LEAD INVESTOR



Remy Albillar

I am very excited to promote and invest in this project. Forever Home represents an unique opportunity to support the local Arizona film community and create opportunities for hardworking and dedicated creative talents. Third Productions and Amoroma Productions have proven to be longstanding contributors to the local film community and acted as firm friends to Arizona local business owners of all shape and size. I'm enthusiastic to know that my contribution will support the completion of a very special project.

Invested $1,000 this round

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OVERVIEW UPDATES 3 WHAT PEOPLE SAY 12 ASK A QUESTION 2

Highlights

1. 100% independent team. Investing in the film is investing in the community.
2. Diverse team with decades worth of film experience.
3. Female lead with strong female supporting cast.
4. Director Sean Oliver's Feature Debut

Our Team



Sean Oliver Director/Co-Writer

Winner - Danny Elfman: Project Rabbit & Rouge Challenge Screened at the Red Cross Special Program 'War and Power to Live" at the Short Shorts Film Festival & Asia

We chose this script because it not only achieves our goals of creating fantastic new art, but it also plays to our strengths and resources.



Drew Leatham Producer/Co-Writer

VIOLA Award Recipient - "God of Vengeance" & "Indecent" Leading role in feature film House of Quarantine

Forever Home

A Comedy/Horror Feature

The Story

A young couple unwittingly spends all their money on a new home only to discover that it's haunted. After inviting a medium into the house they all get locked inside and learn a terrible secret that puts not only their lives, but their afterlives at risk.



The Script

Jules and Ryan are the unfortunate couple who move into the old haunted house. At first they are excited to begin their new lives together, but quickly discover that saving money on the house is costing them in other ways. Annoying ghost children won't let them sleep, a ghost violinist practices late into the night, and it's impossible to take a shower without the water turning into blood! Finally fed up with their otherworldly roommates they invite a medium named Meg into the house to dispel the ghost. But after a botched séance all the doors lock and getting out of the house becomes a matter of life and afterlife.




Concept Art - Meg The Medium

It's not an accident that we bill the film as a Comedy/Horror and not a Horror/Comedy. The script is laugh out loud funny, but not without the scares and tension that come with living in a haunted house.

Rather than every ghost being violent and rude, the various ghosts in the house embody a variety of personalities. This gives the film much more dynamic range, taking audiences on a genuine tour of emotions: crying from laughter one moment and dabbing tears of sadness in the next; all with scares and thrills layered throughout.

The Team

The film is being produced in association with **Third Productions** and **Amoroma Productions**. Together they bring multiple decades of experience in producing movies as well as professional equipment to outfit the production with.

Co-Writer/Director/Producer: Sean Oliver
Sean has produced several award winning short films, web series, and documentaries. Including, *__Natural Promotion__* which won the Danny Elfman: Project Rabbit & Rouge Challenge. His latest film *__Imaginary Bullets__* screened at festivals all over the world including a special program "War And Power to Live" hosted by the Red Cross at the prestigious Short Shorts Film Festival & Asia. In 2018 *__Phoenix Magazine__* named Oliver one of their 40 Under 40 for his achievements in film.

Co-Writer/Actor/Producer: Drew Leatham
Drew has produced award winning short films and directed plays with the Arizona School for the Arts & Gilbert Christian High School. Drew's stage work has been Zoni nominated after performances with Stray Cat Theatre, Southwest Shakespeare Company, and Flagstaff Shakespeare Festival. Drew has been seen nationwide in docudramas on FOX and locally on many Arizona commercials. Most recently Drew excitedly awaits the release of *House of Quarantine,* a film in which he plays the director of a quarantined film set.

Director of Photography: Daniel Mendoza
Daniel brings not only his impressive arsenal of cameras, but his sharp eye and years of experience. Daniel recently wrapped on a feature documentary called *Closed For Covid: Hope and Resiliency* which he was the Director of Photography on.

SFX Makeup/Hair: Andrea Consalvi

Pre-Production & The Road To Production

Forever Home is in active pre-production. We are already casting, scouting locations, and building our art department. Production is scheduled to begin in September of this year. Our main leads have already been cast, and we're actively auditioning to fill the supporting roles.

Arizona native, but now New York based actress, Sammie Lideen is returning home to lead the film as *Jules*.



Sammie Lideen - JULES

Sammie has previously performed in the New York premiere of "Science! the musical," as well as "Gamma Delta Nasty," a new play at the New York Theatre Festival. She has performed off-Broadway in "It Came from Beyond," and most recently, she worked in a developmental reading of a new musical by the composer of Broadway's "Amazing Grace."

Drew Leatham will be taking on the role of *Ryan*. Drew is fresh off his leading role in the feature film *House of Quarantine* and has a robust resume including time with the National Comedy Theatre, Medieval Times, and shows as a stuntman at the Western Town Rawhide.



Drew Leatham - RYAN

Keep in an eye in our update section for more casting news as we announce new actors as they sign on!

Budget

You may be asking yourself, "How do they plan to make a feature film for so cheap?"

Independent film is all about Resource-Based Filmmaking. In producing *Forever Home* we are utilizing every resource and connection we've established over the past ten years making movies in The Valley. Key cast & crew are forgoing traditional salary structures and instead are opting for backend deals. This not only opens up budget, but speaks to the belief and passion they have for the project. We'll be borrowing equipment, cooking meals ourselves, and saving anyway we can.

But even with goodwill, favors, and established relationships covering a large amount of cost there are still hard costs that are unavoidable. Including things like lodging, travel, and production design.

1st Landmark & Production Budget

$20,000 is our 1st Landmark Goal.

We set this as our minimum as it allows us to get the film in the can, as they say. Reaching our 1st Landmark Goal of $20,000 will give us the necessary funds to complete pre-production through production.


Production Budget Breakdown
SFX Makeup: 7.5 %
WeFunder: 7.5 %
Travel: 9 %
Locations/Lodging: 20 %
Food: 10 %
Production Design: 9 %
Cast: 22 %
Crew: 15 %
WeFunder
Travel
Food
Cast
Crew
Production Design
Locations/Lodging
SFX Makeup
meta-chart.com

2nd Landmark & Post Production

$50,000 is our 2nd Landmark Goal.

We are again able to save on hard cost by leveraging our relationships and connections for Post Production. All in, we project a post production cost of $25,000. This includes the labor cost of finishing the film as well as funds for advertising and film festival submission.


Post Production Budget Breakdown
Editing: 0 %
Sound Design & Mixing: 4 %
Advertising: 20 %
Music: 37 %
Film Festivals: 6 %



Every year Hollywood spends hundreds of million dollars producing movies. And every year a whole bunch of them end up letting audiences down. What this tells us is: **A good movie can't be bought.** We aren't looking to buy a good movie, we're here to make a good movie, and we hope you'll join us on this adventure.

The Risk

Every film project is high risk, but we're doing our best to mitigate those risks. With our dedicated team we'll deliver a high quality independent film that we believe will sell in the growing marketplace.

Forever Home is being created without an up-front distribution deal. We believe that with a successful film festival run we can generate interest from distributers. In lieu of traditional support we have a self distribution plan in place that would generate return from digital sales.

At the end of the day, audiences will let us know if we've created a film worth watching. All we can do is assemble the best team and bring the story to life.

ROI Breakdown

Minimum Production Budget: $20,000

Total Production Budget: $50,000

ROI: 120% of principal investment after cost of production and distribution fees, 50/50 split of producer's net profits.

